UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                               (Amendment No. 35)*


                           First Financial Fund, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    320228109
                                 (CUSIP Number)

                             Stephen C. Miller, Esq.
                              Krassa & Miller, LLC
                           1680 38th Street, Suite 800
                             Boulder, Colorado 80301
                                 (303) 444-5483
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 11, 2003

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Ernest Horejsi Trust No. 1B

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization               South Dakota

--------------------------------------------------------------------------------

Number of                 7.  Sole Voting Power         1,795,100
                            --------------------------------------------------
Shares Bene-
ficially                  8.  Shared Voting Power
                          ----------------------------------------------------
Owned by Each
Reporting                 9.  Sole Dispositive Power    1,795,100
                          ----------------------------------------------------
Person With
                          10. Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person     1,795,100

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)      7.60%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)              OO

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Lola Brown Trust No. 1B

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
-------------------------------------------------------------------------------
3. SEC Use Only

-------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization            South Dakota

--------------------------------------------------------------------------------

Number of                  7.  Sole Voting Power         2,568,200
                             ---------------------------------------------------
Shares Bene-
ficially                   8.  Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.  Sole Dispositive Power    2,568,200
                           -----------------------------------------------------
Person With
                           10. Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person    2,568,200

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)   10.87%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)           OO

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Mildred B. Horejsi Trust

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization          New York

--------------------------------------------------------------------------------

Number of                  7.  Sole Voting Power         1,922,400
                             ---------------------------------------------------
Shares Bene-
ficially                   8.  Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.  Sole Dispositive Power    1,922,400
                           -----------------------------------------------------
Person With
                           10. Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person    1,922,400

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)      8.14%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)             OO

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Stewart R. Horejsi Trust No. 2

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization               South Dakota

--------------------------------------------------------------------------------

Number of                  7.  Sole Voting Power         1,697,900
                             ---------------------------------------------------
Shares,Bene-
ficially                   8.  Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.  Sole Dispositive Power    1,697,900
                           -----------------------------------------------------
Person With
                           10. Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person     1,697,900

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)        7.19%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)                OO

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Susan L. Ciciora Trust

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization             South Dakota

--------------------------------------------------------------------------------

Number of                  7.  Sole Voting Power         1,359,800
                             ---------------------------------------------------
Shares Bene-
ficially                   8.  Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.  Sole Dispositive Power    1,359,800
                           -----------------------------------------------------
Person With
                           10. Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person    1,359,800

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)         5.76%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)                 OO

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   John S. Horejsi Trust

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization              South Dakota

--------------------------------------------------------------------------------

Number of                  7.  Sole Voting Power         100
                             ---------------------------------------------------
Shares Bene-
ficially                   8.  Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.  Sole Dispositive Power    100
                           -----------------------------------------------------
Person With
                           10. Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person         100

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)        0.0004%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)                OO

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Badlands Trust Company

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization                South Dakota

--------------------------------------------------------------------------------

Number of                  7.  Sole Voting Power         0
                             ---------------------------------------------------
Shares Bene-
ficially                   8.  Shared Voting Power       1,359,900
                           -----------------------------------------------------
Owned by Each
Reporting                  9.  Sole Dispositive Power    0
                           -----------------------------------------------------
Person With
                           10. Shared Dispositive Power  1,359,900
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person     1,359,900

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)        5.76%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)                OO

CUSIP No. 320228 10 9

--------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Stewart R. Horejsi

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions) Not applicable

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization             United States

--------------------------------------------------------------------------------

Number of                  7.  Sole Voting Power           0
                             ---------------------------------------------------
Shares Bene-
ficially                   8.  Shared Voting Power         0
                           -----------------------------------------------------
Owned by Each
Reporting                  9.  Sole Dispositive Power      0
                           -----------------------------------------------------
Person With
                           10. Shared Dispositive Power    0
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person     0

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)      0%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)              IN

                  Amendment No. 35 to Statement on Schedule 13D

     This amended statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Shares"), of First Financial Fund, Inc., a Maryland corporation (the "Company"). Item 4 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the "Trust"), the Lola Brown Trust No. 1B (the "Brown Trust"), the Mildred B. Horejsi Trust, the Stewart R. Horejsi Trust No. 2, the John S. Horejsi Trust, and the Susan L. Ciciora Trust as the direct beneficial owner of Shares, and Badlands Trust Company ("Badlands") and Stewart
R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.


Item 4.  Purpose of Transaction.

         No change except for the addition of the following:

     As previously reported in this statement on Schedule 13D, on April 30, 2003 the United States District Court for the District of Maryland (the "District Court") entered a Consent Judgment in favor of Badlands and found that the Company's eighty percent voting requirement contained in By-law XI.3 (the "Super-Majority Bylaw") is unenforceable under the District Court's holding in Larkin v. Baltimore Bancorp. The District Court further adjudged and ordered that the Company's eighty percent voting requirement is invalid and shall not be enforced by the Company and that the standard of voting shall be as set forth in the Maryland General Corporation Law.

     On June 11, 2003, the Trust and the Brown Trust filed a preliminary proxy statement with the Securities and Exchange Commission (the "Preliminary Proxy Statement"), in connection with the 2003 Annual Meeting of Shareholders of the Company, which the Company has scheduled for August 19, 2003. Pursuant to the Preliminary Proxy Statement, the Trust and the Brown Trust will solicit proxies to (1) elect Susan L. Ciciora, Dr. Dean Jacobson, Joel W. Looney and Stephen C. Miller to the Company's Board of Directors, and (2) amend Article III, Section 3 of the Fund's bylaws to change the voting standard for electing directors from a "majority of outstanding shares" to a "plurality of votes cast at a meeting at which a quorum is present." The Company has filed an information statement in connection with the Company's 2003 Annual Meeting of Shareholders, and the Trust and the Brown Trust understand that the Company's Board of Directors will not solicit proxies in connection with such meeting. If the nominees of the Trust and the Brown Trust are elected as directors of the Company, they would constitute a majority of the Board.

                                    Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2003


                                   /s/ Stewart R. Horejsi
                                   --------------------------------------------
                                   Stewart R. Horejsi



                                   /s/ Stephen C. Miller
                                   --------------------------------------------
                                   Stephen C. Miller,  as Vice President of
                                   Badlands  Trust  Company,  trustee of the
                                   Ernest Horejsi Trust No. 1B, the Lola Brown Trust No. 1B, the Mildred B. Horejsi
                                   Trust,  the Stewart R. Horejsi  Trust No. 2,
                                   the Susan L. Ciciora  Trust,  and the
                                   John S. Horejsi Trust.